March 27, 2018

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS
Tower International, Inc.
Registration Statement on Form S-3
File No. 333-223391

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tower International, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement (the “Registration Statement”) so that the Registration Statement will become effective at 4:00 p.m. (Eastern Time) on Thursday, March 29, 2018, or as soon thereafter as practicable.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Peter Ehrenberg of Lowenstein Sandler LLP, counsel to the Company, at (973) 597-2351, as soon as the Registration Statement has been declared effective.

Very truly yours,

Tower International, Inc.

/s/ Gregory B. Guastella
Gregory B. Guastella
Chief Accounting Officer